

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

<u>Via Email</u>

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115

> **Re: Carbonite, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-174139**

Dear Mr. Friend:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

2.   We note that you have included your logo in the prospectus; please provide us with copies of any additional graphical materials or artwork you intend to use in your prospectus.

Prospectus Summary

Overview, page 1

3.   Please provide supplemental, qualitative or quantitative support for your assertions that you are a "pioneer" and "leading" provider of online backup solutions for consumers and small and medium sized businesses.

4.   Please tell us how you calculated that you have restored over seven billion files that might otherwise have been permanently lost.

5.   Please revise to disclose the percentage of stock that will be held by officers, directors and 5% shareholders following the offering.

Industry Trends, page 1

6.   With respect to every third-party statement in your prospectus, such as the market data from IDC and OECD Broadband Portal referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Our Key Competitive Strengths, page 3

7.   Please provide us with the research surveys supporting your claim that you have the highest brand awareness in the online backup market.

The Offering, page 5

8.   You disclose on page 5 that you are excluding the 11,316 shares of common stock issuable upon the exercise of outstanding warrants. On page 6, however, you state the information in this prospectus assumes the conversion of the warrants to purchase 11,316 shares of common stock. Please explain the discrepancy or revise your disclosure.

Summary Consolidated Financial and Other Data, page 7

9.   On pages 8 and 9 you refer to the non-GAAP measures "bookings" and "free cash flow." Although page 9 includes a cross-reference to where you have defined these terms and provided reconciliations, the cross-reference to disclosure elsewhere does not appear to

David Friend
Carbonite, Inc.
June 8, 2011
Page 3

constitute a presentation, "with equal or greater prominence." See Item 10(e)(1)(i)(A) of Regulation S-K. Please revise.

Risk Factors

"We may not be able to maintain control of our business in China," page 23

10. Please revise to include a more detailed discussion of the planned structure of your PRC operations, the risks posed by having a contractually controlled entity instead of direct ownership, and that because the PRC historically has not protected intellectual property to the same extent as the United States, a company operating in the PRC faces an increased risk of intellectual property piracy. See Item 503(c) of Regulation S-K.

11. Please provide us with an analysis supporting your belief that your planned ownership structure complies with PRC regulations on foreign ownership. In addition, tell us if you have received any approvals from PRC authorities.

Special Note Regarding Forward-Looking Statements, page 33

12. We note your statement in the last paragraph on page 34 that while you believe that the market position, market opportunity, and market size information included in the prospectus is "generally reliable as of their respective dates, such information is inherently imprecise." You have provided industry and market data to assist investors in understanding your industry, business and potential market and as presented, this data receives fairly prominent discussion in your prospectus. Please clarify what "generally reliable" and "inherently imprecise" mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided.

Use of Proceeds, page 35

13. Please revise the third paragraph of this section to provide a more detailed quantification of your anticipated use of proceeds, to the extent known. See Item 504 of Regulation S-K. For example, we note your disclosure that you intend to expand to a new data center and to expand internationally.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

14. Please revise this section to discuss any key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

Key Business Metrics, page 44

15.   Please revise your disclosure in this section to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections III.B.1 and III.B.3 of SEC Release No. 33-8350.

16.   Please disclose the relevance of measuring retention on an average quarterly basis and not also, or solely, on an annual basis, since you sell your service based on annual contract terms. You disclose in Note 3 on page 41 that "(f)or annual periods, retention rate reflects the average quarterly retention rate over the year." If you were to measure retention on an annual basis, tell us if this would be materially different from the use of the average quarterly retention rate over the year.

Stock-based compensation, page 47

17.   Consider revising your disclosure, when applicable, to include the intrinsic value or fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosure appropriate to fair value may be more applicable than disclosure appropriate to intrinsic value.

18.   Please consider revising here on page 48 and your footnotes, the fair value of the underlying common stock and the aggregate grant date fair values associated with each option grant date.

19.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20.   Please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

21.   Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for 2010 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock options. Also, please confirm whether the same set of market comparable public companies were also used in estimating expected volatility in valuing stock options or inputs to other valuations such as the discount rate.

22.   Please disclose the rationale for applying a discount for lack of marketability of 7.5% to the January 12, 2011 sale of 863,832 shares of common stock to a non-affiliated investment group for, what appears to be the fair value of $12.00 per share. We refer to your disclosure on page 51.

Results of operations, page 52

23.   We note material changes in your operating expenses over the reported periods in the filing. Tell us your consideration of disclosing trends, events or uncertainties associated with, among other items, research and development, general and administrative and sales and marketing expenses which are reasonably likely to materially impact future operations and financial position. For example, you attribute certain revenue growth to increases in customers and pricing but do not address the extent of each of those contributions and the reasonably likely impact of trends in customers or pricing on future results and financial position. See Item 303(a)(3) of Regulation S-K.

Comparison of 2008, 2009, and 2010, page 53

24.   Please revise to quantify the extent that your increases in revenue from 2008 to 2009 and from 2009 to 2010 were attributable to increases in customers versus price increase. See Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 57

25.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. For guidance, please refer to Section IV of SEC Release No. 33-8350.

Business

Intellectual Property, page 67

26.   Please revise to include a more detailed discussion of the importance of your intellectual property and the licenses that you hold for proprietary technologies. See Item 101(c)(1)(iv) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Program Components, page 78

27.   Please revise your discussions of annual cash bonuses and equity incentives to link the discussion of these components to the amounts actually awarded to each named executive officer for fiscal 2010, on an individual basis. See Item 402(b) of Regulation S-K. For example, revise your discussion of annual cash bonuses to disclose whether or not performance goals were achieved, and to include a more detailed description of the individual and team objectives.

28.   Please revise your discussion of annual cash bonuses to provide a more detailed explanation of how your performance targets work, including, for example whether it was possible for named executive officers to receive amounts greater than or less than the target bonus amount. See Item 402(b) of Regulation S-K.

Principal and Selling Stockholders, page 100

29.   In footnotes two, three, four, five, six, seven, and nine, contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

30.   Please revise footnotes 3 and 5 to disclose who has voting and investment power over the shares. See Instruction 2 to Item 403 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-7

31.   Please expand your disclosure on the pro forma earnings per share calculations to clearly present each pro forma adjustment made to net loss and weighted-average number of common shares used in computing pro forma net loss per share.

Translation of Foreign Currencies, page F-8

32.   Please explain to us the equity relationship you have with your foreign subsidiary in China and what relationships it has in turn with other Chinese variable interest entities or equity related subsidiaries.

Revenue recognition, page F-9

33.   On page 43, you disclose that discounts are offered for multi-year plans. Please tell us the significance of discounts or other customer incentive offerings to revenues for the three years ended December 31, 2010 and interim period ended March 31, 2011. Explain and disclose, as applicable, your classification and accounting recognition for these or other discounts.

Note 6. Redeemable and Convertible Preferred Stock, page F-15

34.   Please tell us how you calculate the price per common share required to be offered in a public offering at which the Series A, A-1 and A-2 Preferred Stock would be automatically converted.

35.   Please tell us the nature of the certain anti-dilution provisions contained in your Certificate of Incorporation as they relate to the conversion terms of the preferred stock.

36.   Additionally, please tell us if you considered providing the preferred stock agreements as exhibits.

37.   Regarding the "Investor Rights" disclosed on page F-18 tell us and disclose how you are accounting for settlement of the registration rights pursuant to ASC 815-40-25-11 to 16.

Note 9. Income Taxes, page F-24

38.   Please tell us why you have not disclosed the statutory to effective tax reconciliation pursuant to ASC 740-10-50-12.

Note 10. Commitments and Contingencies

Litigation, page F-26

39.   Although no damage amount has been specified by the complainant in the August 2010 Oasis Research litigation, if, in your view, there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the amount of that additional loss would be material a decision to buy or sell your securities, you must either disclose the estimated additional loss, or state that such an estimate cannot be made.

Please tell us how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 13. Subsequent Events (including unaudited information), page F-27

40.   The amounts and terms of unused commitments in your unused line of credit that would be significant, if used, should be considered for disclosure in this note. See Rule 5-02.22(b) of Regulation S-X.

41.   Clarify which of the subsequent events disclosed are audited and which are unaudited.

Recent Sales of Unregistered Securities, page II-2

42.   With respect to each issuance made in reliance upon Section 4(2) of the Securities Act or Rule 506 of Regulation D, please revise to disclose whether the purchasers were accredited or sophisticated investors.

Exhibits and Financial Statements, page II-3

43.   We note that you have submitted a confidential treatment request for material omitted from the public filing of certain exhibits. Comments, if any, will be provided under separate cover.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Edouard C. LeFevre, Esq.
        Foley & Lardner LLP